

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 31, 2008

Mr. Michael Kinley
Chief Financial Officer
Wealth Minerals Ltd.
#1901 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re: Wealth Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended November 30, 2006**
> **Filed June 18, 2007**
> **Response Letter Dated December 31, 2007**
> **File No. 000-29986**

Dear Mr. Kinley:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2006

Financial Statements

Note 19 – United States Generally Accepted Accounting Principles

1.   We note that you proposed adding disclosure reconciling cash flows compiled under Canadian GAAP to cash flows prepared in accordance with U.S. GAAP in response to prior comment 3. However, your reclassification adjustment corresponds to the full amounts reported in the investing section of your Canadian GAAP Statements of Cash Flows as *Investment in and expenditures on mineral*

properties for each period. The details you present in Note 7 indicate that some acquisition costs were paid in cash. Since acquisition costs remain capitalized under your application of U.S. GAAP, cash expenditures that are acquisition costs should be reported as investing cash flows for U.S. GAAP, as they are for Canadian GAAP. Please revise accordingly. Additionally, it would be helpful to have details in Note 7 showing correlation between your tabular presentation and the cash expenditures reported in your primary financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief